For immediate release	Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS INC.
FILES 2004 AUDITED FINANCIAL STATEMENTS
- Provides additional information for 2005 first quarter guidance -

TORONTO, March 1, 2005 - Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) TSX/NYSE: FHR) today announced its 2004 audited financial statements have been filed with the securities regulators. The completion of FHR’s 2004 audit did not result in any changes to the earnings before interest, taxes and amortization (“EBITDA”), net income or diluted earnings per share reported on January 27th. A copy of FHR’s financial statements including the notes to the financial statements and management’s discussion and analysis are available on the U.S. Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov/edgar.shtml and on the Canadian Securities Administrators’ System of Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. FHR’s 2004 annual report will be available at the end of March.

FHR’s hotel portfolio performance is seasonal and revenues are typically higher in the second and third quarters. As a result, the Company expects that its 2005 first quarter EBITDA will be in the range of $15 - $20 million. After interest expense and amortization, the Company expects a pre-tax loss and income tax expense of approximately $1 - $2 million. Diluted loss per share is expected to be in the range of $0.11 - $0.15.

In the first quarter, FHR’s hotels in non-taxable jurisdictions typically generate losses and equity investments usually produce non-taxable losses. This results in an unusually high income tax expense in the first quarter. Excluding any real estate transactions, FHR expects a full year income tax rate of approximately 31%.

The Company’s full year 2005 guidance remains the same as provided on January 27, 2005, and is as follows:

▪	EBITDA of $185 - $195 million
▪	Net income of $58 - $65 million
▪	Diluted earnings per share of $0.79 - $0.87

About Fairmont Hotels & Resorts Inc.
FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's managed portfolio consists of 83 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 46 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 37 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place.

Forward-looking Information
This press release contains certain forward-looking statements relating, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “guidance” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. FHR disclaims any responsibility to update any such forward-looking statements.

Contacts:	Denise Achonu
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com